UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                           THE NEW YORK TIMES COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock of $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   650111 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Theodore R. Wagner
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 26, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON:   Daniel H. Cohen
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF      7     SOLE VOTING POWER:       8,931 shares*
     SHARES
     BENEFICIALLY   8     SHARED VOTING POWER:   6,790,089 shares**
     OWNED BY
     EACH           9     SOLE DISPOSITIVE POWER:      8,931 shares*
     REPORTING
     PERSON WITH    10    SHARED DISPOSITIVE POWER:  6,790,089 shares**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       6,799,020 Shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.7%

14   TYPE OF REPORTING PERSON: IN

-----------
* Includes of 1,620 shares issuable upon conversion of 1,620 shares of Class B Common Stock.
** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1    NAME OF REPORTING PERSON:   Lynn G. Dolnick
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or  2(e):                                  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF      7     SOLE VOTING POWER:  30,861 shares
     SHARES
     BENEFICIALLY   8     SHARED VOTING POWER:  6,756,140 shares*
     OWNED BY
     EACH           9     SOLE DISPOSITIVE POWER:   30,861 shares
     REPORTING
     PERSON WITH    10    SHARED DISPOSITIVE POWER:  6,756,140 shares*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,787,001 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6%

14   TYPE OF REPORTING PERSON: IN

-----------
* Includes 739,928 shares issuable upon conversion of 739,928 shares of Class B Common Stock.

1    NAME OF REPORTING PERSON:   Jacqueline H. Dryfoos
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF      7     SOLE VOTING POWER:       481,425 shares*
     SHARES
     BENEFICIALLY   8     SHARED VOTING POWER:   300,715 shares**
     OWNED BY
     EACH           9     SOLE DISPOSITIVE POWER:      481,425 shares*
     REPORTING
     PERSON WITH    10    SHARED DISPOSITIVE POWER:  300,715 shares**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       782,140 Shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.6%

14   TYPE OF REPORTING PERSON: IN

-----------
* Includes of 12,000 shares issuable upon exercise of stock options and 600 shares issuable upon conversion of 600 shares of Class B Common Stock.
** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1    NAME OF REPORTING PERSON:   Susan W. Dryfoos
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF      7     SOLE VOTING POWER:  436,227 shares*
     SHARES
     BENEFICIALLY   8     SHARED VOTING POWER:  6,751,222 shares*
     OWNED BY
     EACH           9     SOLE DISPOSITIVE POWER:  436,227 shares*
     REPORTING
     PERSON WITH    10    SHARED DISPOSITIVE POWER:  6,751,222 shares*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     7,187,449 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5%

14   TYPE OF REPORTING PERSON: IN

-----------
* Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1    NAME OF REPORTING PERSON:   Arthur S. Golden
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF      7     SOLE VOTING POWER:  83,500 shares
     SHARES
     BENEFICIALLY   8     SHARED VOTING POWER:  6,778,868 shares*
     OWNED BY
     EACH           9     SOLE DISPOSITIVE POWER:  83,500 shares
     REPORTING
     PERSON WITH    10    SHARED DISPOSITIVE POWER:  6,778,868 shares*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,862,368 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.7%

14   TYPE OF REPORTING PERSON: IN

-----------
     * Includes 739,928 shares issuable upon conversion of 739,928 shares of Class B Common Stock.

1    NAME OF REPORTING PERSON:   Michael Golden
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER          7     SOLE VOTING POWER:  324,982 shares*
     OF SHARES
     BENEFICIALLY    8     SHARED VOTING POWER:  6,835,578 shares**
     OWNED BY
     EACH            9     SOLE DISPOSITIVE POWER:  314,432 shares*
     REPORTING
     PERSON WITH     10    SHARED DISPOSITIVE POWER:  6,835,578 shares**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     7,160,560 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.9%

14   TYPE OF REPORTING PERSON: IN

-----------
* Includes 371,128 shares issuable upon exercise of stock options less 65,562 options which have been transferred to a family limited partnership, 1,120 shares issuable upon conversion of 1,120 shares of Class B Common Stock, and 10,550 restricted shares as to which reporting person has voting but not dispositive power.
** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1    NAME OF REPORTING PERSON:   Eric Lax
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER         7     SOLE VOTING POWER:  -0- shares
     OF SHARES
     BENEFICIALLY   8     SHARED VOTING POWER:  6,825,146 shares*
     OWNED BY
     EACH           9     SOLE DISPOSITIVE POWER:  -0- shares
     REPORTING
     PERSON WITH    10    SHARED DISPOSITIVE POWER:  6,825,146 shares*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,825,146 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.6%

14   TYPE OF REPORTING PERSON: IN

-----------
* Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1    NAME OF REPORTING PERSON:   Arthur Sulzberger, Jr.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF      7     SOLE VOTING POWER:  597,961 shares*
     SHARES
     BENEFICIALLY   8     SHARED VOTING POWER:  6,981,588 shares**
     OWNED BY
     EACH           9     SOLE DISPOSITIVE POWER:  597,961 shares*
     REPORTING
     PERSON WITH    10    SHARED DISPOSITIVE POWER:  6,981,588 shares**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     7,579,549 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.3%

14   TYPE OF REPORTING PERSON: IN

-----------
* Includes 645,280 shares issuable upon exercise of stock options less 70,140 options which have been transferred to a family limited partnership, 960 shares issuable upon conversion of 960 shares of Class B Common Stock, and 91,000 restricted shares as to which the reporting person has voting but not dispositive power.
** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1    NAME OF REPORTING PERSON:   Cathy J. Sulzberger
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF      7     SOLE VOTING POWER:  89,372 shares*
     SHARES
     BENEFICIALLY   8     SHARED VOTING POWER:  6,747,808 shares**
     OWNED BY
     EACH           9     SOLE DISPOSITIVE POWER:   89,372 shares*
     REPORTING
     PERSON WITH    10    SHARED DISPOSITIVE POWER:  6,747,808 shares**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,837,180 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.7%

14   TYPE OF REPORTING PERSON: IN

-----------
* Includes 4,000 shares issuable upon the exercise of stock options and 960 shares issuable upon conversion of 960 shares of Class B Common Stock.
** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

     This Amendment No. 9 to a Statement on Schedule 13D is being filed jointly by Daniel H. Cohen, Lynn G. Dolnick, Jacqueline H. Dryfoos, Susan W. Dryfoos, Arthur S. Golden, Michael Golden, Eric Lax, Arthur Sulzberger, Jr., and Cathy J. Sulzberger to report (a) the resignation, effective April 26, 2005, of Jacqueline H. Dryfoos as a trustee of the trust created under an indenture dated as of June 24, 1997, and amended as of December 14, 2000, between Arthur Ochs Sulzberger, Marian S. Heiskell, Ruth S. Holmberg and Judith P. Sulzberger as grantors, and the grantors and Lynn G. Dolnick as trustees (the "1997 Trust"), and (b) the election, effective April 26, 2005, of Susan W. Dryfoos as a trustee of the 1997 Trust.

ITEM 2.  IDENTITY AND BACKGROUND.

     ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) The persons filing this statement are Daniel H. Cohen, Lynn G. Dolnick, Jacqueline H. Dryfoos, Susan W. Dryfoos, Arthur S. Golden, Michael Golden, Eric Lax, Arthur Sulzberger, Jr. and Cathy J. Sulzberger (collectively the "Filing Persons"). In addition, the following other persons are named in Item 5(b) of this Statement as sharing voting or dispositive power with one or more Filing Persons (the "Additional Persons"): Leah Keith, James M. Cohen, Robert O. Dryfoos, Susan W. Dryfoos, Edward I. Dolnick, Anne B. Golden, Gertrude Golden, Stephen Golden, Paul Hanafin, David Perpich, Cynthia F. Sulzberger, Karen A. Sulzberger and Gail Gregg.

     (b) The business address of Michael Golden is The New York Times Company, 229 West 43rd Street, New York, New York 10036. The business address of Daniel
H. Cohen is 230 West 41st Street, Suite 1604, New York, New York 10036. The business address of Lynn G. Dolnick, Jacqueline H. Dryfoos, Arthur S. Golden, Cathy J. Sulzberger, Leah Keith, James M.

Cohen, Susan W. Dryfoos, Edward I. Dolnick, Anne B. Golden, Gertrude Golden, Stephen A.O. Golden, David Perpich, Eric Lax, Cynthia F. Sulzberger, Karen A. Sulzberger and Gail Gregg is 229 West 43rd Street, Room 1031, New York, New York 10036. The business address of Robert O. Dryfoos is 522 South Road,
Poughkeepsie, New York 12601. The business address of Paul Hanafin is Insignia/ESG, 1015 15th Street NW, Washington, D.C.

     (c) The principal businesses of the Company comprise diversified media activities including: the publication of newspapers and magazines, such as The New York Times and The Boston Globe; newspaper distribution in the New York City and Boston metropolitan areas; news, photo and graphics services and news and features syndication; the licensing of the trademarks and copyrights of The New York Times and The Boston Globe; television and radio broadcasting; electronic information and publishing; Internet businesses; and forest product investments. The address of the Company is 229 West 43rd Street, New York, New York 10036.

     Daniel H. Cohen is principally employed as a President of Dan Cohen & Sons, a television producer.

     Lynn G. Dolnick is principally employed as Director of various non-profit corporations.

     Jacqueline H. Dryfoos is principally employed as a psychotherapist in private practice. She is also a director of the Company.

     Susan W. Dryfoos is a painter, an independent filmaker, and Director of Susan Dryfoos Productions, Inc.

     Arthur S. Golden is principally employed as a writer.

     Michael Golden is principally employed as Vice Chairman and Senior Vice President of the Company.

     Eric Lax is principally employed as a writer.

     Arthur Sulzberger, Jr. is principally employed as Chairman of the Company and Publisher of The New York Times.

     Cathy J. Sulzberger is principally employed as a partner in LHIW Real Estate Development Partnership, the address of which is 4506 Drummond Avenue, Chevy Chase, Maryland 20815. She is also a director of the Company.


     James M. Cohen is currently a fulltime student.

     Robert O. Dryfoos is principally employed as a systems analyst at International Business Machines Corporation.

     Susan W. Dryfoos is principally employed as a producer of motion picture films.

     Stephen Golden is principally employed as a lawyer.

     Paul Hanafin is principally employed as a commercial real estate broker.

     David  Perpich  is  not  currently  employed.

     Cynthia F. Sulzberger is principally employed as a teacher at the Hampton Day School, Bridgehampton, New York.

     Edward I. Dolnick is principally employed as a writer.

     Gail Gregg is principally employed as an artist and an art teacher.

     Karen A. Sulzberger, Anne B. Golden, and Gertrude Golden are principally involved in various charitable organizations.

     (d) None of the Filing Persons or Additional Persons has ever been convicted in a criminal proceeding.

     (e) None of the Filing Persons or Additional Persons has ever been a party to a civil proceeding of a judicial or administrative body, as a result of which he or she was or is subject to

(i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) a judgment, decree or final order finding any violation with respect to such laws.

     (f) All the Filing Persons and Additional Persons are citizens of the United States.

ITEM 4. PURPOSE OF TRANSACTION.

     ITEM 4 OF THIS  STATEMENT  IS HEREBY  AMENDED  TO READ IN ITS  ENTIRETY  AS
FOLLOWS:

         The primary purpose of the 1997 Trust is to maintain the editorial independence of The New York Times and perpetuate it "as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare," in accordance with the wishes of Adolph S. Ochs as expressed in his will. This purpose has been effectuated by maintaining control of The New York Times in the hands of a small number of the descendants of Adolph S. Ochs acting as trustees of the 1997 Trust for the benefit of all such descendants. The 1997 Trust holds approximately 87.9% of the outstanding shares of the Company's Class B Stock of 10(cent) par value (the "Class B Stock"), which is not publicly traded and the holders of which have the right to elect approximately 70% of the Company's board of directors.

     Except as described in Item 6 of this Amendment No. 9, the Filing Persons and the Additional Persons currently have no plan or proposal, as shareholders of the Company, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except that the Filing Persons may continue to make gifts of Class A Stock to or for the benefit of members of their immediate families and charitable institutions;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Company, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

          (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

          (j) any action similar to any of those enumerated above. However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Lynn Dolnick, Michael Golden, Arthur Sulzberger, Jr. and Cathy J.

     Sulzberger in their capacities as directors of the Company, and by Michael Golden and Arthur Sulzberger, Jr. in their capacities as executive officers of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (A) AND (B) Daniel H. Cohen is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 8,931 shares of Class A Stock consisting of 7,311 outstanding shares of Class A Stock which he holds directly and 1,620 shares of Class A Stock issuable to him upon the conversion of 1,620 shares of Class B Stock which he holds directly.

     Daniel H. Cohen shares voting and dispositive power with his wife, Leah Keith, as joint holder with her of 1,710 shares of Class A Stock.

     Daniel H. Cohen may also be deemed to be the indirect beneficial owner of an aggregate of 48,657 shares of Class A Stock held as follows:

     (a) 37,657 shares of Class A Stock held by two trusts of which he is a co-trustee with his brother James M. Cohen, and

     (b) 11,000 shares of Class A Stock held by a trustee of which he is a co-trustee with his cousin, Arthur Sulzberger, Jr.

     In each case he may be deemed to share with his co-trustee voting and dispositive power with respect to those shares. However, Daniel H. Cohen disclaims beneficial ownership of these shares.

     Daniel H. Cohen is also a co-trustee of the 1997 Trust, which holds directly 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Daniel
H. Cohen shares voting and dispositive power with the other Filing Persons, as co-trustees. The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies. Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.


     Daniel H. Cohen and his brother James M. Cohen are members of Thistle Partners, LLC, which is the general partner in Rumples Capital Investors, LP. Rumples Capital Investors, LP holds 305,715 shares of Class A Stock. Accordingly, Daniel H. Cohen may be deemed to share voting and dispositive power with respect to these 300,715 shares.

     In summary of the foregoing, Daniel H. Cohen is the direct or indirect beneficial owner in the aggregate of 6,799,020 shares of Class A Stock, representing approximately 4.7% of the outstanding shares of Class A Stock.

                                   ----------

     Lynn G. Dolnick may be deemed to be the indirect beneficial owner, with sole voting and dispositive power, of an aggregate of 30,861 shares of Class A Stock held by two trusts of which she is the sole trustee. Lynn G. Dolnick disclaims beneficial ownership of these shares.

     Lynn G. Dolnick shares voting and dispositive power with her husband, Edward Dolnick, as joint holder with him of 13,098 shares of Class A Stock, consisting of 11,980 outstanding shares which they hold directly and 1,118 shares issuable to them upon the conversion of 1,118 shares of Class B Stock which they hold directly.

     Lynn G. Dolnick is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of

Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Lynn
G. Dolnick shares voting and dispositive power with the other Filing Persons, as co-trustees. The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies. Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

     Lynn G. Dolnick and her brothers, Stephen Golden, Michael Golden and Arthur
S. Golden are members of Gideon Partners, LLC, which is the general partner in Greblos Capital Investors, LP. Greblos Capital Investors, LP holds 300,715 shares of Class A Stock. Accordingly, Lynn G. Dolnick may be deemed to share voting and dispositive power with respect to these 300,715 shares.

     Lynn G. Dolnick's husband, Edward Dolnick, is the trustee of trusts which hold an aggregate of 3,320 shares of Class A Stock. Accordingly, Lynn G. Dolnick could be deemed the beneficial owner of these shares.

     In summary of the foregoing, Lynn G. Dolnick is the direct or indirect beneficial owner in the aggregate of 6,787,001 shares of Class A Stock, representing approximately 4.6% of the outstanding shares of Class A Stock.

                                   ---------

     Jacqueline H. Dryfoos is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 481,425 shares of Class A Stock consisting of (i) 468,825 shares which she holds directly, (ii) 600 shares issuable upon the conversion of 600 shares of Class B Stock which she holds directly, and (iii) 12,000 shares issuable upon exercise of options granted to her under a Company stock option plan.

     Jacqueline H. Dryfoos and her siblings, Robert O. Dryfoos and Susan W. Dryfoos, are members of Hi-Pocket Partners, LLC, which is the general partner in Trifoos Capital Investors, LP. Trifoos Capital Investors, LP holds 300,715 shares of Class A Stock. Accordingly, Jacqueline H. Dryfoos may be deemed to share voting and dispositive power with respect to these 300,715 shares.

     In summary of the foregoing, Jacqueline H. Dryfoos is the direct and indirect beneficial owner in the aggregate of 782,140 shares of Class A Stock, representing approximately 4.8% of the outstanding shares of Class A Stock.

                                   ----------

     Susan W. Dryfoos is the direct beneficial owner of, and has sole voting and dispositive power with respect to 430,672 shares which she holds directly.

     Susan W. Dryfoos is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares she shares voting and dispositive power with the other Filing Persons. The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies. Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

     Susan W. Dryfoos and her siblings, Robert O. Dryfoos and Jacqueline H. Dryfoos, are members of Hi-Pocket Partners, LLC, which is the general partner in Trifoos Capital Investors,

LP. Trifoos Capital Investors, LP holds 300,715 shares of Class A Stock. Accordingly, she may be deemed to share voting and dispositive power with respect to these 300,715 shares.

     Also, Susan W. Dryfoos is a co-trustee of the JRS Dryfoos Charitable Lead Trust, which holds 11,500 shares of the Class A Stock. Accordingly, she may be deemed to share voting and dispositive power with respect to these 11,500 shares.

     In addition, she may be deemed the indirect beneficial owner of (i) 760 shares she holds as custodian under the Uniform Gifts to Minor Act, and (ii) 4,795 shares held by trust of which she is the sole trustee.

     In summary of the foregoing, Susan W. Dryfoos is the direct and indirect beneficial owner in the aggregate of 7,187,449 shares of Class A Stock, representing approximately 5% of the outstanding shares of Class A Stock.

                                   ---------

     Arthur S. Golden may be deemed to be the indirect beneficial owner, with sole voting and dispositive power, of an aggregate of 83,500 shares of Class A Stock held by a charitable trust of which he is the sole trustee.

     Arthur S. Golden shares voting and dispositive power with his wife, Gertrude Golden, as joint holder with her of 6,902 shares of Class A Stock consisting of 5,784 outstanding shares which they hold directly, and 1,118 shares issuable upon the conversion of 1,118 shares of Class B Stock which they hold directly.

     Arthur S. Golden is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Arthur S. Golden shares voting and dispositive power with the other Filing Persons, as co-trustees. The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies. Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

     Arthur S. Golden and his siblings, Lynn G. Dolnick, Stephen Golden and Michael Golden, are members of Gideon Partners, LLC, which is the general partner in Greblos Capital Investors, LP. Greblos Capital Investors, LP holds 300,715 shares of Class A Stock. Accordingly, Arthur Golden may be deemed to share voting and dispositive power with respect to these 300,715 shares.

     Arthur S. Golden's wife, Gertrude Golden, is the trustee of trusts which hold an aggregate of 32,244 shares of Class A Stock. Accordingly, he could be deemed the beneficial owner of these shares.

     In summary of the foregoing, Arthur S. Golden is the direct and indirect beneficial owner in the aggregate of 6,862,368 shares of Class A Stock, representing approximately 4.7% of the outstanding shares of Class A Stock.

                                   ---------

     Michael Golden is the direct beneficial owner, and has sole voting and dispositive power with respect to, 314,432 shares of Class A Stock consisting of
(i) 7,750 outstanding shares which he holds directly, (ii) 1,120 shares issuable to him upon the conversion of 1,120 shares of Class B Stock which he holds directly, and (iii) 371,124 shares issuable upon exercise of options granted to him under Company stock option plans, less 65,562 options which have been transferred to a family limited partnership.

     Michael Golden has sole voting, but no dispositive control, over 10,550 shares of Class A stock which were the subject of a restricted stock grant to him.

     Michael Golden shares voting and dispositive power with his wife, Anne B. Golden, as joint holder with her of 29,594 shares of Class A Stock.

     Michael Golden is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Michael Golden shares voting and dispositive power with the other Filing Persons, as co-trustees. The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies. Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

     Michael Golden and his siblings, Lynn G. Dolnick, Stephen Golden and Arthur
S. Golden, are members of Gideon Partners, LLC, which is the general partner in Greblos Capital Investors, LP. Greblos Capital Investors, LP holds 300,715 shares of Class A Stock. Accordingly, Michael Golden may be deemed to share voting and dispositive power with respect to these 300,715 shares.

     Michael Golden is one of two general partners in a partnership to which the 65,562 options were transferred. Accordingly, he may be deemed to share voting and dispositive power with respect to these shares.

     Michael Golden's wife, Anne B. Golden, owns 700 shares of Class A Stock. Accordingly, he could be deemed to be an indirect beneficial owner of these shares.

     In summary of the foregoing, Michael Golden is the direct and indirect beneficial owner
in  the   aggregate  of  7,160,560   shares  of  Class  A  Stock,   representing
approximately 4.9% of the outstanding shares of Class A Stock.

                                    ---------

     Eric Lax shares voting and dispositive power with his wife, Karen A. Sulzberger, as joint holder with her of 5,540 shares of Class A Stock.

     Eric Lax is also a  co-trustee  of the 1997 Trust,  which  holds  2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Eric Lax shares voting and dispositive power with the other Filing Persons. The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies. Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

     Eric Lax's wife, Karen A. Sulzberger, owns (i) directly 49,242 shares of Class A Stock, (ii) 960 shares issuable to her upon conversion of 960 shares of Class B Stock, (iii) indirectly as a member of Pudding Partners LLC, which is the general partner of Angus Capital Investors, LP. 300,265 shares of Class A Stock, and (iii) indirectly 30,132 shares of Class A Stock held as custodian for their sons under the Uniform Gifts to Minors Act. Accordingly, he may be deemed to share voting and dispositive power with respect to these shares.

     In summary of the foregoing, Eric Lax is the direct and indirect beneficial owner in the aggregate of 6,825,146 shares of Class A Stock, representing approximately 4.7% of the outstanding shares of Class A Stock.

                                   ---------

     Arthur Sulzberger, Jr. is the direct beneficial owner, and has sole voting and dispositive power with respect to, 597,961 shares of Class A Stock consisting of (i) 21,861 outstanding shares which he holds directly, (ii) 960 shares issuable to him upon the conversion of 960 shares of Class B Stock which he holds directly, and (iii) 645,280 shares issuable upon exercise of options granted to him under Company stock option plans, less 70,140 options which have been transferred to a family limited partnership.

     Arthur Sulzberger, Jr. has voting, but no dispositive control, over 91,000 shares of Class A stock which were the subject of a restricted stock grant to him.

     Arthur Sulzberger, Jr. shares voting and dispositive power with his wife, Gail Gregg, as joint holder with her of 8,996 shares of Class A Stock.

     Arthur Sulzberger, Jr. may also be deemed to be the indirect beneficial owner of an aggregate of 24,260 shares of Class A Stock held by two trusts of which he is a trustee with Paul Hanafin and as such may be deemed to share with Paul Hanafin voting and dispositive power with respect to these shares. Arthur Sulzberger, Jr. disclaims beneficial ownership of these shares.

     Arthur Sulzberger, Jr. may also be deemed to be the indirect beneficial owner of an aggregate of 22,000 shares of Class A Stock held by two trusts of which he is a trustee with Daniel Cohen in one case and with Leah T. Keith in the other, and as such may be deemed to share with his co-trustees voting and dispositive power with respect to these shares. Arthur Sulzberger, Jr. disclaims beneficial ownership of these shares.

     Arthur Sulzberger, Jr.'s wife, Gail Gregg, is a trustee or co-trustee of trusts which hold an aggregate of 25,920 shares of Class A Stock. Accordingly, he may be deemed to be an indirect beneficial owner with respect to these shares. Arthur Sulzberger, Jr. disclaims beneficial ownership of these shares.

     Arthus O. Sulzberger, Jr. is one of two general partners in a partnership to which the 70,140 options were transferred. Accordingly, he may be deemed to share voting and dispositive power with respect to these shares.

     Arthur Sulzberger, Jr. is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Arthur Sulzberger, Jr. shares voting and dispositive power with the other Filing Persons, as co-trustees. The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies. Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

     Arthur Sulzberger, Jr. and his sisters, Cathy J. Sulzberger, Karen A. Sulzberger and Cynthia F. Sulzberger, are members of Pudding Partners, LLC, which is the general partner in Angus Capital Investors, LP. Angus Capital Investors, LP holds 300,265 shares of Class A Stock. Accordingly, Arthur Sulzberger, Jr., may be deemed to share voting and dispositive power with respect to these 300,265 shares.

     In summary of the foregoing, Arthur Sulzberger, Jr. is the direct and indirect beneficial owner in the aggregate of 7,579,549 shares of Class A Stock, representing approximately 5.3% of the outstanding shares of Class A Stock.

                                    ---------

     Cathy J. Sulzberger is the direct beneficial owner, and has sole voting and dispositive power with respect to, 39,429 shares of Class A Stock consisting of
(i) 34,469 outstanding shares
which she holds directly, (ii) 960 shares issuable to her upon the conversion of 960 shares of Class B Stock which she holds directly and (iii) 4,000 shares issuable upon exercise of options granted to her under Company stock option plans.

     Cathy J. Sulzberger may also be deemed to be the indirect beneficial owner, with sole voting and dispositive power, of an aggregate 37,498 shares of Class A Stock held by four trusts of which she is the sole trustee.

     Cathy J. Sulzberger may also be deemed the indirect beneficial owner of 12,445 shares of Class A Stock she holds as custodian under the Uniform Gifts to Minors Act for her daughter Abigail Perpich.

     Cathy J. Sulzberger may also be deemed the indirect beneficial owner of 7,430 shares of Class A Stock held by a trust of which she is a co-trustee with her son, David Perpich, and as such may be deemed to share with David Perpich voting and dispositive power with respect to those shares.

     Cathy J. Sulzberger disclaims beneficial ownership of all shares of Class A Stock held by the five above-mentioned trusts and custodianship account.

     Cathy J. Sulzberger is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), as to which shares Cathy J. Sulzberger shares voting and dispositive power with the other Filing Persons, as co-trustees. The 1997 Trust is also the owner of Marujupu, LLC, which is the managing member of four separate limited liability companies. Those limited liability companies are, in turn, the general partners of four separate limited partnerships which hold an aggregate of 4,300,197 shares of the Class A Stock, and the trustees therefore have investment and voting control over those shares.

     Cathy  Sulzberger  and  her  siblings  Arthur  Sulzberger,  Jr.,  Karen  A.
Sulzberger and Cynthia F. Sulzberger, are members of Pudding Partners, LLC, which is the general partner in Angus Capital Investors, LP. Angus Capital Investors, LP holds 300,265 shares of Class A Stock. Accordingly, Cathy J. Sulzberger may be deemed to share voting and dispositive power with respect to these 300,265 shares.

     Cathy J. Sulzberger may also be deemed the indirect beneficial owner of 1,106 shares of Class A Stock owned by her husband. Cathy J. Sulzberger disclaims beneficial ownership of these shares.

     In summary of the foregoing, Cathy J. Sulzberger is the direct and indirect beneficial owner in the aggregate of 6,837,180 shares of Class A Stock, representing approximately 4.5% of the outstanding shares of Class A Stock.

                                   ---------

     By virtue of their being co-trustees of the 1997 Trust, the Filing Persons, other than Jacqueline H. Dryfoos, could be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder. Such group is the beneficial owner in the aggregate of 10,243,583 shares of Class A Stock, representing approximately 7.0%(1) of the outstanding shares of Class A Stock, which shares include 747,266 shares issuable upon the conversion of an aggregate of 747,266 shares of Class B Stock held by the group members individually and by the 1997 Trust, and 1,032,404 shares issuable to group members upon the

--------
     (1) This percentage is based on the sum of (a) the 144,434,431 shares of Class A Stock shown as outstanding as of July 29, 2005, in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2005, and
(b) the 1,779,670 unissued shares which are issuable upon the exercise of options or the conversion of Class B Stock by the 1997 Trust or any member of the "group," as described above in this Item 5.

exercise of options granted under the Company's stock option plans.

     (C) Since July 1, 2005, no transactions in the Class A Stock have been effected by the Filing Persons and the Additional Persons.

     (D) See Item 6 of this Amendment No. 9.

     (E) On April 26, 2005, upon the effective resignation of Jacqueline H. Dryfoos as a trustee of the 1997 Trust, she ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Stock and thus is no longer subject to the requirements of Section 13(d) or 13(g) of the Exchange Act with respect to his beneficial ownership of Class A Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.
        -----------------------------------------

     ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     The 1997 Trust was established by an indenture dated June 24, 1997 (the "Original Indenture"), between Marian S. Heiskell, Ruth S. Holmberg, Judith P. Sulzberger and Arthur Ochs Sulzberger (collectively, the "grantors"), and the grantors and Lynn G. Dolnick, as trustees. On December 14, 2001, the grantors and Lynn G. Dolnick entered into a first amendment to the Original Indenture (the "Amended Indenture"). The Amended Indenture was filed with Amendment No. 7 to this Statement as Exhibit G and is hereby incorporated herein by reference. The following summary of the material terms of the Amended Indenture is qualified in its entirety by such reference to Exhibit G.

     The principal purpose of the Amended Indenture was to increase the number of trustees of the 1997 Trust from five to eight, of whom four trustees are "appointed trustees" and four trustees are either grantors or "elected trustees."

     Upon the death, resignation or incapacity of any appointed trustee, the trustees will appoint a successor trustee. Upon the death, resignation or incapacity of a grantor trustee or an elected trustee, a successor trustee will be elected by a majority vote of those beneficiaries of the 1997 Trust who are over the age of twenty-five years and who are descendants of Iphigene Ochs Sulzberger or who are both married to and living with a descendant of Iphigene Ochs Sulzberger, and who wish to vote, in an election called by the trustees for that purpose. Any determination made by the trustees regarding the procedures and rules for such election or the outcome thereof will be conclusive as to all persons interested or claiming to be interested in the 1997 Trust. The beneficiaries of the 1997 Trust are (1) the grantors, (2) the descendants of the grantors other than those who request at any time after all of the grantors are deceased, and who receive in the absolute discretion of the trustees, a distribution of a fractional share of the 1997 Trust corpus as permitted by the Amended Indenture, (3) spouses of the grantors or of their descendants, and (4) certain organizations, contributions to which are allowable as deductions under the Internal Revenue Code.

     Elected trustees are replaced by elected trustees, and appointed trustees are replaced by appointed trustees, so that there will always be four trustees who are appointed trustees and four trustees who either are grantors or elected trustees.

     The Amended Indenture provides that Lynn G. Dolnick, Jacqueline H. Dryfoos, Michael Golden and Arthur Sulzberger, Jr. are the first four appointed trustees. Daniel H. Cohen, Arthur S. Golden, Cathy J. Sulzberger, and Eric Lax, are the trustees who have been duly elected by the eligible beneficiaries of the 1997 Trust.

     Under the Amended Indenture, all actions of the trustees require the affirmative vote of six trustees. No trustee (other than a grantor) may participate in any decision or other action of the trustees with respect to any discretionary distribution of principal or income in favor of such trustee.

     Any trustee may resign at any time, such resignation to be effective upon the appointment or election of a successor trustee.

     Any trustee (other than a grantor) may be removed without cause by vote of six trustees.

     The Original Indenture provided that each trustee other than a grantor would serve for a term of five years. The Amended Indenture does not provide for any term limits apart from the above-mentioned provisions for resignation or removal.

     The trustees of the 1997 Trust, subject to the limited exceptions described below, are directed to retain the Class B Stock held in the 1997 Trust and not to sell, distribute or convert such shares into Class A Stock, and to vote such Class B Stock against any merger, sale of assets or other transaction pursuant to which control of The New York Times newspaper passes from the trustees unless they determine that the primary objective of the 1997 Trust, which is to maintain the editorial independence and integrity of The New York Times and to continue it "as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare," in accordance with the wishes of Adolph S. Ochs as expressed in his will, can be best achieved by the sale, distribution or conversion of such stock or by the implementation of such transaction. If upon such determination any Class B Stock is distributed to the beneficiaries of the 1997 Trust, it must be distributed only to descendants of Iphigene Ochs Sulzberger, subject to the provisions of the Shareholders Agreement. Similarly, any sale by the 1997 Trust of Class B Stock upon such determination can be made only in compliance with the Shareholders Agreement. See Item 6 of Amendment No. 5 to this Statement for a summary of the provisions of the Shareholders Agreement.

     The trustees may make distributions of shares of Class A Stock and other trust principal, apart from shares of Class B Stock, in such amount or amounts as the trustees may in their absolute discretion determine to such of the beneficiaries of the 1997 Trust as the trustees may in their absolute discretion select, provided that as long as any of the grantors is alive, the trustees may only distribute equal amounts to each living grantor and to the descendants of a deceased grantor, such descendants to take per stirpes. In exercising this discretionary power, the trustees are required to bear in mind the need to retain in the 1997 Trust assets other than shares of Class B Stock of sufficient value to pay any estate, transfer, or generation-skipping taxes that may have to be paid out of the 1997 Trust.

     The trustees will pay out of the net income of the 1997 Trust (almost all of which will be derived from dividends paid on the Class A Stock and Class B Stock held in trust) such amount or amounts as the trustees may in their absolute discretion determine to such one or more of the beneficiaries of the 1997 Trust as the trustees may in their absolute discretion select, provided that as long as any of the grantors is alive, the trustees shall distribute one-quarter of the income either to that grantor or to such of the beneficiaries and in such amounts and proportions as that grantor may from time to time in writing direct. Any net income not so distributed shall be added to principal.

     The trustees of the 1997 Trust are granted various powers and rights, including among others: (i) to vote all the shares of Class A Stock and Class B Stock held by the 1997 Trust; and (ii) to amend certain provisions of the Indenture, but not the provisions relating to retaining the Class B Stock or the manner in which the Class B Stock may be distributed, sold or converted. The trustees act by the affirmative vote of six trustees.

     The 1997 Trust will continue in existence until the expiration of 21 years after the death of the survivor of all descendants of Iphigene Ochs Sulzberger living on December 14, 2001. Upon the termination of the 1997 Trust at the end of the stated term thereof, the shares of Class B Stock will be distributed to the descendants then living of Iphigene Ochs Sulzberger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

          Exhibit I: Joint Filing Agreement and Power of Attorney.

                                   Signatures

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   August 10, 2005
                                                     *
                                                     ---------------------------
                                                     Daniel H. Cohen


                                                     *
                                                     ---------------------------
                                                     Lynn G. Dolnick


                                                     *
                                                     ---------------------------
                                                     Jacqueline H. Dryfoos


                                                     /s/Susan W. Dryfoos
                                                     ---------------------------
                                                     Susan W. Dryfoos


                                                     *
                                                     ---------------------------
                                                     Arthur S. Golden


                                                     *
                                                     ---------------------------
                                                     Michael Golden


                                                     *
                                                     ---------------------------
                                                     Eric Lax


                                                     *
                                                     ---------------------------
                                                     Arthur Sulzberger, Jr.


/s/ Arthur Sulzberger, Jr.                           /s/Cathy Sulzberger
-----------------------------                        ---------------------------
*By:  Arthur Sulzberger, Jr.                         Cathy J. Sulzberger
      Attorney-In-Fact